Exhibit 5.A

November 16, 2007

Mr. Fukushiro Nukaga

Minister of Finance,

Tokyo, Japan.

Japan Bank for International Cooperation

Tokyo, Japan

Dear Sirs:

Referring to the issue by Japan Bank for International Cooperation (hereinafter referred to as “JBIC”) of U.S.$ 1,000,000,000 principal amount of 4.375% U.S. Dollar Guaranteed Bonds Due November 26, 2012 (hereinafter referred to as the “Debt Securities”) and the guarantee of the Debt Securities by Japan, we have acted as counsel for JBIC and Japan.

We have examined all the relevant laws, orders, ordinances and other acts under which the issuance and sale of the Debt Securities and the guarantee thereof by Japan will be authorized, in particular, (i) the provisions of the Japan Bank for International Cooperation Law (Law No. 35 of 1999), as amended, (the “JBIC Law”), (ii) the provisions of the Law Concerning Special Measures with respect to Acceptance of Foreign Capital from International Bank for Reconstruction and Development, etc. (Law No. 51 of 1953), as amended, (the “Special Measures Law”), and (iii) the latest Registry Certificate with respect to JBIC.

We have also examined such other documents, matters and laws as we have deemed relevant.

We advise you that it is our opinion that, when the issuance of the Debt Securities complies with the basic policy concerning the issuance of JBIC’s bonds in respect of the fiscal year ending March 31, 2008 (the “Fiscal Year 2007”) of JBIC, duly approved by the Minister of Finance pursuant to Article 45, paragraph 6 of the JBIC Law, and the guarantee of the Debt Securities has been duly approved by the Minister of Finance pursuant to Article 2 of the Special Measures Law and Article 11 of General Provisions of the General Account Budget of Japan for the Fiscal Year 2007 of Japan, when the Debt Securities have been executed on behalf of JBIC by the facsimile signature of Mr. Koji Tanami, Governor of JBIC, when the guarantee of the Debt Securities by Japan has been endorsed on the Debt Securities bearing the facsimile signature of Mr. Fukushiro Nukaga, Minister of Finance, when the Debt Securities have been duly authenticated by The Bank of Tokyo-Mitsubishi UFJ, Ltd., London Branch, as Fiscal Agent, under the Fiscal Agency Agreement relating to the Debt Securities, and when the Debt Securities have been delivered and paid for, the Debt Securities will have been duly authorized, executed, authenticated and issued by JBIC, and will constitute the valid and legally binding obligations of JBIC, entitled to the benefits provided by the Fiscal Agency Agreement, and the guarantee of the Debt Securities by Japan will have been duly authorized in accordance with The Constitution and laws of Japan and will constitute the valid, binding, direct and unconditional general obligation of Japan, for the performance of which the full faith and credit of Japan will have been pledged (we express no opinion as to the enforceability, as distinguished from the valid and legally binding nature, of the Debt Securities or said guarantee).

The undersigned consent to the filing of this opinion as an exhibit to an amendment to JBIC’s initial Annual Report on Form 18-K filed with the SEC on November 16, 2007.

Very truly yours,

NAGASHIMA OHNO & TSUNEMATSU

(TTH)